Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

October 5, 2022

Registration Statement No. 333-237579

Supplementing the Prospectus Supplement and Prospectus, each dated April 6, 2020

John Deere Capital Corporation

$400 million 4.850% Senior Notes Due October 11, 2029

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series H
Issue Size:	$400 million
Trade Date:	October 5, 2022
Settlement Date (T+3):	October 11, 2022
Maturity Date:	October 11, 2029
Benchmark Treasury:	3.875% due September 30, 2029
Benchmark Treasury Yield and Price:	3.865%; 100-02
Spread to Treasury:	+100 basis points
Reoffer Yield:	4.865%
Coupon:	4.850%
Coupon Payment Dates:	Semi-annually on April 11 and October 11, commencing on April 11, 2023 and ending on the Maturity Date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.912% plus accrued interest from October 11, 2022
Gross Spread:	0.420%
Net Proceeds (%):	99.492% plus accrued interest from October 11, 2022
Net Proceeds ($):	$397,968,000 plus accrued interest from October 11, 2022
CUSIP / ISIN:	24422EWN5 / US24422EWN56
Joint Book-Running Managers:	Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
TD Securities (USA) LLC
Co-Managers:	BNP Paribas Securities Corp.
Commerz Markets LLC
Scotia Capital (USA) Inc.
Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, J.P. Morgan Securities LLC collect at 1-212-834-4533 and TD Securities (USA) LLC toll-free at 1-855-495-9846.

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